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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,					Three Months Ended
	2004	2005	2006	2007	2008	March 31, 2009
					(As Adjusted))
	($ in thousands)
Pre-tax income (loss) from continuing operations	$(6,141)	$39,027	$101,136	$43,998	$168,434	$43,097
Fixed charges and preferred dividends	28,839	3,465	11,761	14,677	21,853	6,037
Amortization of capitalized interest	—	—	7	87	149	49
Interest capitalized	—	—	(968)	(1,622)	(1,666)	(793)
Preferred dividends	(18,633)	—	—	—	—	—

Total adjusted earnings (loss) available for payment of fixed charges	$4,065	$42,492	$111,936	$57,140	$188,770	$48,390

Fixed charges and preferred dividends
Interest expense	$5,536	$1,999	$9,783	$12,119	$18,128	$4,625
Interest capitalized	—	—	968	1,622	1,666	793
Amortization of debt-related expenses	4,409	1,175	556	482	1,590	504
Rental expense representative of interest factor	261	291	454	454	469	115
Preferred dividends	18,633	—	—	—	—	—

Total fixed charges and preferred dividends	$28,839	$3,465	$11,761	$14,677	$21,853	$6,037

Ratio of earnings to fixed charges(1)	—	12.3x	9.5x	3.9x	8.6x	8.0x
Ratio of earnings to combined fixed charges and preferred dividends(2)	—	12.3x	9.5x	3.9x	8.6x	8.0x

(1)
Our earnings were inadequate to cover fixed charges by $6.1 million for the fiscal year ended December 31, 2004.

(2)
Our earnings were inadequate to cover fixed charges and preferred dividends by $24.8 million for the fiscal year ended December 31, 2004. The ratio of earnings to combined fixed charges and preferred dividends is the same as the ratio of earnings to fixed charges for the periods after 2004 because no shares of preferred stock were outstanding during those periods.

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  Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS